Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES FOURTH QUARTER AND FULL YEAR 2011

CONSOLIDATED FINANCIAL RESULTS

Full year operating revenue of US$182 million, 30% year over year increase

HONG KONG — April 30, 2012 — LJ International Inc. (NASDAQ: JADE, “the Company”, or LJI”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2011.

Key Financial Highlights:

US$ million except EPS	4Q 2011 (Unaudited)	Y-Y Change	FY 2011	Y-Y Change
Operating Revenue	56.64	26%	182.18	30%
Gross Profit	25.38	36%	89.49	54%
Operating Income	-0.21	-104%	9.64	-32%
Net Income	1.32	-67%	10.10	-22%
EPS – Basic	-$0.04	-129%	$0.07	-86%
EPS – Diluted	-$0.04	-129%	$0.07	-86%

Fourth Quarter 2011:

•	Retail revenue was US$31.61million, up 28% over the same period in 2010.

•	ENZO added net 20 new stores, expanding the retail network to 202 stores at the end of 2011.

•	Comparable store sales (or same store sales) increased by 29% over the same period last year.

•	Wholesale revenue was US$25.03 million, up 23% year-over-year, driven by the US market which grew by 28%.

Full Year 2011:

•	Retail revenue was US$112.79 million, up 43% year-over-year.

•	ENZO added net 69 retail stores, or 52%, growing the network to 202 stores from 133 at the end of 2010.

•	Comparable store sales increased 24%, 61%, 46% and 29% year-over-year in the first, second, third and fourth quarter, respectively.

•	Wholesale revenue was US$69.39 million, up 12% year-over-year, with sales in the US, the largest market, grew by 17%.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, commented on the results. “We are pleased to report another solid quarter capping a year of exceptional progress. 2011 was a year of continued strong momentum, driven by a robust growth in the retail business and healthy development in our wholesale platform amidst a volatile global economic environment. It was also a transformative year for us as we invested to strengthen our foothold in the China market and to enhance our operational and financial infrastructure for future growth. We are pleased to have exited the year surpassing our retail expansion targets of more than 200 ENZO stores by the end of 2011.

Looking forward, we are confident in the long-term growth prospect of the China retail jewelry market, while remaining cautious and vigilant of the near term market slowdown brought by economic softness and macro headwinds. After accelerating retail network expansion in 2011, we will now focus on ramping up new stores, driving average sales productivity and improving same store sales growth, while strategically strengthening our presence in tier two and three cities. On wholesale, our solid partnership with leading clients, flexible deployment of materials and innovative design will allow us to maintain performance in the competitive market environment and warrant our unique position in the market.”

Mr. Yih concluded, “Our strategic initiatives in 2011 position us to enter 2012 with a solid footprint in China. We will remain focused on executing our growth strategies and enhancing shareholder value in the long-term.”

Ringo Ng, Chief Financial Officer of LJ International, added, “The lower profitability we experienced during the period is a reflection of our continued investment in retail network expansion, brand building and upgrade of our accounting and operational infrastructure, which are critical to our long term growth.”

“We will focus on enhancing operational performance and financial returns, while maintaining our commitment to grow market share, build ENZO’s brand, and strengthen retail network. These may moderate our near-term margins, nevertheless we believe that these are necessary investments to support our growth. The disciplined execution of our growth strategy will ensure that this expectation is realized.”

Fourth Quarter and Full Year 2011 Consolidated Financial Results1

Sustained Strong Operating Revenue Growth Driven by Robust Retail Business

Operating revenue for the fourth quarter 2011 increased 9% year-over-year to US$56.64 million from US$45.05 million. Operating revenue for the full year 2011 increased 30% year-over-year to US$182.18 million from US$140.55 million. The increase was primarily driven by the strong growth of retail business.

Retail revenue

For the fourth quarter 2011, there was an adjustment of revenue recognition related to the sales of stones from Q1 to Q3, which resulted in a decrease of total operating revenue of US$7.67 million, and gross profit and net income of US$563,000.

In the quarter, retail revenue was US$31.61 million, representing a year-over-year increase of 28%. Retail revenue for the full year 2011 rose 43% to US$112.79 million from US$78.87 million, representing 62% of operating revenue. The strong full year growth demonstrated the healthy growth momentum of the business and attributed to a combination of factors, including the addition of new stores, an increase in comparable store sales driven by volume growth and an expanded product portfolio.

Wholesale revenue for the fourth quarter 2011 was US$25.03 million, up 23% year-over-year from US$20.33 million, accounting for 51% of operating revenue. Wholesale revenue for the full year 2011 was US$69.39 million, up 12% year-over-year from US$61.68 million, accounting for 38% of operating revenue. The increase was primarily attributable

[1]	Certain items were reclassified as sales, general and administrative expenses from cost of goods sold in 2010 and 2011. Please refer to Note 24 to the Consolidated Financial Statements for details.

to the increase in average selling price. During 2011, revenue from the US, our largest market grew by 17% year-over-year and accounted for 72% of wholesale revenue, while Europe remained soft, dropped by 4% and accounted for 22% of wholesale revenue. Wholesale revenue from Asia and other markets increased by 28% and accounted for 6%.

Exceptional Gross Margin Increase Set Room for Reinvestment in Retail Network Expansion

Gross profit for the fourth quarter 2011 increased 36% over the same quarter last year to US$25.38 million. Gross profit for the full year 2011 increased 54% year-over-year to US$89.49 million. Gross profit margin for the fourth quarter 2011 was 45% up from 42% for the fourth quarter 2010. Gross profit margin for the full year 2011 was 49%, up from 42% for the full year 2010.

Retail gross profit for the fourth quarter 2011 was up 36% over the same quarter last year to US$19.27 million. Retail gross profit for the full year 2011 increased 68% year-over-year to US$74.58 million. Retail gross profit margin for the fourth quarter 2011 was increased to 61% from 57% for the corresponding period in 2010. Retail gross profit margin for the full year 2011 was 66%, up from 56% for the full year 2010.

Wholesale gross profit for the fourth quarter 2011 was US$6.11 million, a year-over-year increase of 34%. Wholesale gross profit for the full year 2011 was US$14.91 million, up 8% year-over-year. Wholesale gross profit margin for the fourth quarter 2011 was 24%, compared to 22% the same quarter in 2010. Wholesale gross profit margin for the full year 2011 was 21%, compared to 22% for the same period in 2010. Full year gross profit and gross profit margin was impacted by a decline in the second quarter which was caused by a change in costing methodology2.

Sustained Investment for Growth and Improvements on Internal Control over Financial Reporting Impact Operating Income

Sales, general and administrative (SG&A) expenses for the fourth quarter 2011 increased 77% year-over-year to US$21.84 million from US$12.35 million. SG&A expenses for the full year 2011 increased 77% year-over-year to US$73.09 million from US$41.20 million. The increase was primarily due to an increase in investment in new store openings, marketing and branding campaigns, professional fees for the improvements on internal control over financial reporting, increased rental cost as well as severance cost incurred on restructure of factories for wholesale business which amounted to US$2.1 million.

Among SG&A expenses, rental expenses for the fourth quarter 2011 increased 64% over the same quarter last year to US$7.33 million, accounting for 34% of SG&A expenses. Rental expenses for the full year 2011 increased 79% year-over-year to US$25.71 million, accounting for 35% of SG&A expenses. The increase was primarily because rental costs are mostly sales-linked and trended up as retail revenue grew, and in part due to an increase in the number of retail stores.

Depreciation in the fourth quarter 2011 was US$1.38 million, up 116% over the same quarter last year. Depreciation for the full year 2011 was US$4.39 million, up 88% year-over-year.

Impairment loss of long-lived assets, there was an impairment loss of long-lived assets in the fourth quarter amounting to US$2.44 million for the write-off of a portfolio of mould.

[2]

The Company decided to adopt a more prudent sales return provision treatment. The change in costing methodology lowered the revenue recorded, as well as gross profit and gross profit margin during the quarter.

Operating expenses for the fourth quarter 2011, including SG&A expenses, net gain (loss) on derivatives and depreciation and impairment loss of long-lived assets, increased 94% year-over-year to US$25.59 million. Operating expenses for the full year 2011 increased 81% year-over-year to US$79.85 million. The increase was mainly due to continued investment in new store openings, and other initiatives to support business development and infrastructure upgrade for long-term growth.

Reinvestment in Strengthening Operational Structure, Best-in-class Financial Practice and Expansion of Network in Tier 2/3 Cities

Operating loss for the fourth quarter 2011 was US$0.21 million, compared with operating income of $5.55 million the same quarter 2010. Operating income for the full year 2011 decreased 32% year-over-year to US$9.64 million. Operating margin for the fourth quarter 2011 was -2%, compared to 12% for the same period 2010. Operating margin for the full year 2011 was 5%, compared to 10% for the full year 2010.

Operating income from the retail business for the fourth quarter 2011 was US$0.64million, down 85% year-over-year. Operating income from retail business for the full year 2011 was US$11.90 million, up 3% year-over-year, which was impacted primarily by investment for growth, namely in new openings and brand building.

Operating loss from the wholesale business for the fourth quarter 2011 was US$0.35 million, compared to an operating income of US$2.09 million for the fourth quarter 2010. Operating loss from the wholesale business for the full year 2011 was US$0.78 million, compared to an operating income of US$4.53 million in full year 2010. The operating loss in the wholesale business was mainly attributable to the US$2.1 million severance cost incurred due to restructuring of factories, and the impairment of assets amounting to US$2.4 million.

Income tax credits for the fourth quarter 2011 were US$1.22 million, compared to income tax expenses of US$1.77 million in the fourth quarter 2010. Income tax expenses for the full year 2011 were US$1.38 million, down 52% from US$2.88 million for the full year 2010. It is due to the recognition of benefits of deferred tax assets in 2011.

Net profit for the fourth quarter 2011 was US$1.32 million, compared to a net profit of US$ 4.00 million for the same quarter in 2010. Net income for the full year 2011 was US$10.10 million, a 22% decrease year-over-year.

Basic and diluted loss per share was US$0.04 and US$0.04, respectively for the further quarter in 2011, compared to US$0.14 and US$0.14, respectively, for the fourth quarter in 2010. Basic and diluted earnings per share were US$0.07 and US$0.07 for the full year 2011, as compared to US$0.51 and US$0.49, respectively, for the full year 2010.

Balance Sheet Remains Sound with Inventory Increased to Support Retail Network Ramp-up

Cash and cash equivalents bank balance and restricted cash totaled US$25.52 million on December 31, 2011, compared to US$24.06 million as of December 31, 2010.

Trade receivables were US$42.81million as of December 31, 2011, compared to US$25.89 million as of December 31, 2010. The increase was a result of higher revenue in retail and wholesale businesses.

Inventories totalled US$173.39 million as of December 31, 2011, from US$107.67 million as of December 31, 2010. The inventory was increased to support the continued expansion of ENZO’s retail network.

Working capital (current assets minus current liabilities) amounted to US$150.21 million as of December 31, 2011, compared to US$100.58 million as of December 31, 2010.

2012 Guidance:

Management is of the view that European economic turmoil may adversely affect global economic recovery and slow down the growth rate of luxury goods demand in China’s retail market. The slowing sales momentum in China retail market this year thus far and macro headwinds could impact the Company’s high sales growth momentum.

The Company expects that retail revenue for full year 2012 to be in the range of US$135 million to US$140 million, representing a 20% to 25% year-over-year growth. Wholesale revenue is expected to maintain at a similar level as in 2011. This represents our current and preliminary view, which is subject to change.

Conference call

The Company’s senior management will host a conference call on Monday, April 30, 2012 at 9:00 a.m. (Eastern)/ 6:00 am (Pacific) / 9:00 p.m. (Beijing/Hong Kong) to discuss its quarterly and annual results and recent business activities.

To access the conference call, please dial:

Conference Dial-In (U.S. Toll Free):	1- 877-407-0778
International Dial-In:	1- 201-689-8565

Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following:

Webcast:	http://www.investorcalendar.com/IC/CEPage.asp?ID=167671
Available until:	July 27, 2012

Following the earnings conference call, an archive of the call will be available by dialing:

Replay Dial-In (U.S. Toll Free):	1- 877-660-6853
International Dial-In:	1- 201-612-7415
Replay Passcodes (both required):
Account number:	286
Conference ID number:	390539
Available until:	11:59 p.m. May 14, 2012

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2170-0018

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended December 31		Year ended December 31
	2011	2010	2011*	2010**
	US$	US$	US$	US$
	(Unaudited)	(Unaudited and reclassed)		(Reclassed)
Operating revenue	56,635	45,046	182,180	140,548
Costs of goods sold	(31,255)	(26,327)	(92,691)	(82,285)

Gross profit	25,380	18,719	89,489	58,263
Operating expenses
Selling, general and administrative expenses	(21,840)	(12,351)	(73,092)	(41,195)
Net gain (loss) on derivatives	69	(178)	68	(476)
Depreciation	(1,381)	(640)	(4,391)	(2,339)
Impairment loss of long-lived assets	(2,437)	—	(2,437)	—

Operating (loss) income	(209)	5,550	9,637	14,253
Interest income	45	23	354	69
Change in fair value of warrants and options liabilities	20	—	1,923	—
Exchange gain	794	482	1,432	643
(Loss) gain on sales of available-for-sale and held for sale securities	—	—	(250)	258
Gain on disposal of property held for lease	—	—	—	1,635
Interest expenses	(544)	(292)	(1,600)	(978)

Income before income taxes and non-controlling interests	106	5,763	11,496	15,880
Income taxes credit/(expense)	1,218	(1,765)	(1,379)	(2,877)

Net Income	1,324	3,998	10,117	13,003
Net income attributable to non-controlling interests	(11)	(1)	(16)	(9)

Net income attributable to LJ International Inc.	1,313	3,997	10,101	12,994
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(2,536)	—	(6,428)	—

Net (loss) income attributable to common shareholders of LJ International Inc.	(1,223)	3,997	3,673	12,994

Earnings per share:
Basic	(0.04)	0.14	0.07	0.51
Diluted	(0.04)	0.14	0.07	0.49
Weighted average number of shares used in calculating basic earnings per share	30,584,792	27,925,025	30,233,551	25,343,557
Weighted average number of shares used in calculating diluted earnings per share	31,472,297	29,293,340	31,427,121	26,656,995

Note:	* refer to note 2(ae) to Consolidated Financial Statements
**	refer to note 24 to Consolidated Financial Statements

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	As of December 31, 2011	As of December 31, 2010
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	18,649	13,048
Restricted cash	6,866	11,009
Trade receivables, net	42,808	25,889
Available-for-sale securities	2,050	2,344
Inventories	173,391	107,666
Derivatives	15	—
Deferred tax assets	1,108	—
Prepayments and other current assets	8,958	3,635

Total current assets	253,845	163,591
Non-current assets
Properties held for lease, net	398	419
Property, plant and equipment, net	14,704	10,115
Investments in life insurance contracts	445	—
Deferred tax assets	1,083	111
Goodwill, net	1,521	1,521

Total non-current assets	18,151	12,166

Total assets	271,996	175,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,877	2,879
Notes payable	13,215	10,720
Capitalized lease obligation, current portion	30	48
Letters of credit, gold loan and others	36,379	21,539
Shareholder’s loan	1,583	—
Derivatives	—	571
Warrants options liabilities	2,086	—
Trade payables and other accruals	43,678	24,727
Income taxes payable	3,478	2,255
Deferred tax liabilities	306	268

Total current liabilities	103,632	63,007
Non-current liabilities
Notes payable	7,500	1,621
Capitalized lease obligation	—	30

Total non-current liabilities	7,500	1,651

Total liabilities	111,132	64,658

Redeemable convertible preferred shares of a subsidiary, par value US$0.01 each, 1 million shares authorized;
359,826 shares issued and outstanding as of December 31, 2011	42,030	—

Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized;
30,607,672 and 29,153,672 shares issued and outstanding as of December 31, 2011 and 2010	306	292
Additional paid-in capital	70,953	69,941
Accumulated other comprehensive income	3,857	837
Retained earnings	43,524	39,851

Total LJ International Inc. shareholders’ equity	118,640	110,921
Non-controlling interests	194	178

Total shareholders’ equity	118,834	111,099

Total liabilities and shareholders’ equity	271,996	175,757